Exhibit 4.2
AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1, dated November 3, 2006 (“Amendment No. 1”) to the Rights Agreement (the “Rights Agreement”) dated as of May 25, 2004 between James River Coal Company, a Virginia corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), successor to SunTrust Bank, is made by and between the Company and the Rights Agent. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Rights Agreement.

RECITALS

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement to modify the definition therein of Acquiring Person; and

WHEREAS, the Company has determined to amend the Rights Agreement in accordance with Section 27 of the Rights Agreement and the Rights Agent is directed to join in this Amendment No. 1 to the Rights Agreement as set forth herein.

AGREEMENT

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    The definition of Acquiring Person in Section 1 of the Rights Agreement is hereby amended to delete the definition in its entirety, and to insert in lieu thereof the following:

“ACQUIRING PERSON” means any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding; PROVIDED, HOWEVER, that, an “ACQUIRING PERSON” shall not include the following Persons: (i) any Excluded Person, (ii) any Person who is the Beneficial Owner of 20% or more of the shares of Common Stock outstanding as of the Effective Date, or (iii) any Person, who alone or together with its Affiliates or Associates becomes the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding as a result of an Approved Acquisition; PROVIDED, FURTHER, that in the event that a Person does not become an ACQUIRING PERSON by reason of clause (ii) above, such Person nonetheless shall become an ACQUIRING PERSON if such Person thereafter becomes the Beneficial Owner of an additional 2% or more of the Common Stock then outstanding over and above the shares beneficially owned by such Person as of the Effective Date, unless the acquisition of such Common Stock is an Approved Acquisition. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “ACQUIRING PERSON” as defined pursuant to the foregoing provisions of this SECTION 1(A) has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “ACQUIRING PERSON” as defined pursuant to the foregoing provisions of this SECTION 1(A), then such Person shall not be deemed an Acquiring Person for any purposes of this Agreement. Such sales of shares should be effected in a manner satisfactory to the Board of Directors of the Company with due regard for the potential adverse impact on the trading markets for the Company's Common Stock.

2.    Except as amended hereby, the Rights Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 by their duly authorized representatives effective the date set forth above.

JAMES RIVER COAL COMPANY	COMPUTERSHARE TRUST COMPANY, N.A.
By: /s/ Peter T. Socha	By: /s/ Edward Gurgul
Name: Peter T. Socha	Name: Edward Gurgul
Title: Chief Executive Officer	Title: Senior Relationship Manager

Address for notice:

730 Peachtree Street, NE
Suite 840
Atlanta, GA 30308
Attn: Sandra Benefield